

03 JUL 30 7:21



03024901

ELITE INDUSTRIES LTD.

P.O.B. 19, RAMAT-GAN 52100, ISRAEL
TEL: (972)-3-6752111
FAX: (972)-3-6731110 / 6752366

July 15, 2003

Anita Klein, Esq.
Stop 3-4
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Elite Industries Ltd. - File No. 82-2958

Dear Ms. Klein,

Pursuant to Rule 12g3-2(b), we hereby enclose for filing translations of Immediate Reports filed by the Company during the months of January-June 2003.

Kindly acknowledge receipt of this letter by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Sincerely,

Michael Avner, Attorney at Law
General Counsel & Company Secretary

7/30

ADR/SEC/AKNOWLEDGE

TRANSLATION FROM HEBREW

JUL 30 ... 7:21

June 12, 2003

Securities Authority	The Registrar of Companies	The Tel Aviv Stock Exchange
22 Kanfey Nesharim	P.O.B. 767	54 Ahad Ha'am Street
Jerusalem 95464	Jerusalem 91007	Tel Aviv 65202

Immediate Report

Further to the Immediate Report dated 27.5.03, the Company hereby declares that it allotted today 2,694,948 NIS 1 N.V bonus shares and 1,068,732 NIS 5 N.V bonus shares, pari passu to shares existing in the company.

The shares were allotted to current shareholders by the ratio of their holding.

The shares are paid up in full.

The allotment is tax-free.

The company's paid up share capital following the allotment is NIS 18,864,773 divided into pari passu shares of NIS 1 N.V each, and NIS 7,481,279 divided into pari passu shares of NIS 5 N.V each.

Sincerely,

Michael Avner, Advocate
Corporate Secretary

May 27, 2003

Securities Authority	The Registrar of Companies	The Tel Aviv Stock Exchange
22 Kanfey Nesharim	P.O.B. 767	54 Ahad Ha'am Street
Jerusalem 95464	Jerusalem 91007	Tel Aviv 65202

Immediate Report – Regulation 21 of the Securities Regulations (Private Proposal of Securities in a Registered Company) - 2000

The Company's Board of Directors decided today on a private offer which is not a material offer or an outstanding private offer, as follows:

1. Within the framework of the Option Plan for Senior Employees in the company, about 20 senior employees (who are not directors) in the company in Israel and in consolidated companies overseas will be allotted a total amount of 149,144 options at an exercise price of NIS 131.80, linked to the Consumer Price Index.

   The option warrants will be allotted subject to the terms of the Option Plan For Senior Employees in the company, and as for employees in Israel – subject to the provisions of clause 102 to the Income Tax Ordinance, in the capital track.

   Each option warrant facilitates, upon its implementation, the purchase of an ordinary one NIS 5 n.v. share of the company, which are held by the company as treasury shares.

   The total option warrants offered constitute 0.66% of the voting rights and 1.52% of the issued and paid-in capital of the company after the allotment, and under complete dilution: 0.65% of the voting rights and 1.5% of the issued and paid-in capital of the company

2. The option warrants are not registered for trade in the Stock Exchange.

3. The option warrants are allotted free of charge.

4. To the best of the company's knowledge, there are no oral or written agreements between the offerees and shareholders in the company or between the offerees, in whole or in part, among themselves or between them and others, with respect to the purchase or sell of securities or with respect to voting rights.

5. The option warrants were allotted subject to the terms of the Option Plan For Senior Employees in the company, and as for employees in Israel – subject to the provisions of clause 102 to the Income Tax Ordinance.

Sincerely,

Michael Avner, Advocate
Corporate Secretary

TRANSLATION FROM HEBREW

May 27, 2003

Securities Authority
22 Kanfey Nesharim
Jerusalem 95464

The Registrar of Companies
P.O.B. 767
Jerusalem 91007

The Tel Aviv Stock Exchange
54 Ahad Ha'am Street
Tel Aviv 65202

Immediate Report

The Company's Board of Directors resolved today to capitalize NIS 8,038,760 from the distributable surplus of the Company, and distribute bonus shares to the Company's shareholders as follows:

> Each shareholder who will hold at the determining date 6 ordinary NIS 1 N.V. shares of the company, will be entitled to receive, free of charge, an ordinary NIS 1 N.V. share of the company as a Bonus Share.
>
> Each shareholder who will hold at the determining date 6 ordinary NIS 5 N.V. shares of the company, will be entitled to receive, free of charge, an ordinary NIS 5 N.V. share of the company as a Bonus Share.

The Company will not consider fractions of entitlement, so that each fraction created as aforesaid will be rounded off downward.

Following are performance dates for the allotment of bonus shares:
The determining day: 10.06.03
The ex day: 11.06.03
The allotment day: 12.06.03

The allotment is tax-free.

Sincerely,

Michael Avner, Advocate
Corporate Secretary

TRANSLATION FROM HEBREW

May 5, 2003

Securities Authority	The Registrar of Companies	The Tel Aviv Stock Exchange
22 Kanfey Nesharim	P.O.B. 767	54 Ahad Ha'am Street
Jerusalem 95464	Jerusalem 91007	Tel Aviv 65202

Immediate Report

The Company hereby announces that it is conducting negotiations for the purchase of MK's coffee business in Poland, at a price of approximately €40 million.

If the negotiations are concluded positively and approved by the Company's appropriate bodies, the required reports to that effect will be issued.

Sincerely,

Michael Avner, Advocate
Corporate Secretary

TRANSLATION FROM HEBREW

March 26, 2003

Securities Authority
22 Kanfey Nesharim
Jerusalem 95464

The Registrar of Companies
P.O.B. 767
Jerusalem 91007

The Tel Aviv Stock Exchange
54 Ahad Ha'am Street
Tel Aviv 65202

Immediate Report

The Company hereby announces that it has decided to perform early application of accounting Standard 15, and include its potential impact in the financial statements of the company for the year ended December 31, 2002.

Several days are required in order to complete the examination of said impact on the financial statements, and therefore the company will publish the financial statements as at December 31 in the beginning of next week.

Sincerely,

Michael Avner, attorney at Law
Corporate Secretary

TRANSLATION FROM THE HEBREW

January 1, 2003

Securities Authority
22 Kanfey Nesharim
Jerusalem 95464
Fax: 02-6513940

The Registrar of Companies
P.O.B. 767
Jerusalem 91007

The Tel Aviv Stock Exchange
54 Ahad Ha'am Street
Tel Aviv 65202
Fax: 5160630

Immediate Report

The Company hereby announces that yesterday evening it sold two land properties, the first one in Beit Shemesh, known as block 5203, plots 3 (part) and 4, a total area of approximately sqm 22,000, and the second one a store in Tel Aviv, known as block 6964, plot 22 sub-plots 2,3,4, in total consideration of approximately USD 3.2 million.

As a result of these transactions, the company is expected to record in its ledgers a net capital profit of approximately NIS 9.3 million.

Sincerely,

Michael Avner, attorney at Law
General Counsel & Corporate Secretary

TRANSLATION FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

Name of corporation: **Elite Industries Ltd.** Date: May 29, 2003
Registrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Elite Industries Ltd.	520003781	746099	Elite 5 n.v.	58	28/05/03	0*	85'715	2,007	83,708	1.71%	2.17%

* Pursuant to the Option Plan for Senior Employees.

** Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: May 29, 2003

TRANSLATION FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

Name of corporation: **Elite Industries Ltd.** Date: April 3, 2003
Registrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Hol Vo
	Elite Industries Ltd.	520003781	746099	Elite 5 n.v.	13	03/04/03	120.00	74,515	8,500	83,015	1.70%	2.17%
	Elite Industries Ltd.	520003781	746099	Elite 5 n.v.	11	03/04/03	118.24	83,015	2,700	85,715	1.73%	2.18%

** Nature of Change - Code numbers:

Increase:
- 11 Acquisition on the Stock Exchange - multi-sided trading
- 13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
- 14 Increase in holding following issue in accordance with a Prospectus
- 15 Increase in shares following conversion of convertible securities of exercise of options
- 16 Bonus shares
- 18 Receipt of securities at no consideration

Decrease:
- 51 Sale on the Stock Exchange - multi-sided trading
- 53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
- 55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
- 58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: April 3, 2003

TRANSLATION FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

Name of corporation: **Elite Industries Ltd.** Date: February 11, 2003
Registrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Hold Vot
	Elite Confectionery Ltd.	520035080	746099	Elite 5 n.v.	53	11/02/03	98.9	74,515	74,515	0	0.00%	0.00%
	Elite Industries Ltd.	520003781	746016	Elite 1 n.v.	13	11/02/03	18.23	0	406,002	406,002	1.61%	2.13%
	Elite Industries Ltd.	520003781	746099	Elite 5 n.v.	13	11/02/03	98.9	0	74,515	74,515	0.77%	0.33%
	Elite Confectionery Ltd.	520035080	746016	Elite 1 n.v.	53	11/02/03	18.23	406,002	406,002	0	0.77%	0.33%
	Elite Confectionery Ltd.	520035080	746099	Elite 5 n.v.	58	25/04/02	0*	77,565	3,050	74,515	1.61%	2.13%

* Pursuant to the Option Plan for Senior Employees (late report for technical mistake).

** Nature of Change - Code numbers:

Increase:
11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:
51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: February 11, 2003

TRANSLATION FROM THE HEBREW

To: 1. The Securities Authority
2. Registrar of Companies
3. Tel-Aviv Stock Exchange

Immediate Report of Changes in the Holdings of Interested Parties - in N.I.S. (Regulation 33)

Name of corporation: **Elite Industries Ltd.** Date: February 4, 2003
Registrar of Companies number: **520003781**

	Name of the Interested Party	I.D.Number	# on T.A.S.E.	Name of Security	** Code	Date d.m.y.	Rate	Previous Balance	Increase/ Decrease	New Balance	% of Equity	Holding Voting
	Elite Confectionery Ltd.	520035080	746099	Elite 5 n.v.	58	4/02/03	0*	78,810	1,245	77,565	1.65%	2.14%

* Pursuant to the Option Plan for Senior Employees.

** Nature of Change - Code numbers:

Increase:

11 Acquisition on the Stock Exchange - multi-sided trading
13 Acquisition for a consideration ex-Stock Exchange, except for the exchange of securities
14 Increase in holding following issue in accordance with a Prospectus
15 Increase in shares following conversion of convertible securities of exercise of options
16 Bonus shares
18 Receipt of securities at no consideration

Decrease:

51 Sale on the Stock Exchange - multi-sided trading
53 Sale for a consideration ex-Stock Exchange, except for the exchange of securities
55 Decrease in convertible securities following conversion into shares or redemption thereof; decrease in options following exercise or expiry thereof
58 Handing over of securities at no consideration

Form prepared by:
Mordechai Anavi, ID 5525336-3, Treasurer
Tel. 03-6752427, Fax. 03-6752256
Date: February 4, 2003